Itaú Unibanco Banco Múltiplo S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 19, 2009

The Board of Directors of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A. meeting on February 19, 2009 at 2:15 p.m. at its head office unanimously resolved to appoint  the Director, PEDRO MOREIRA SALLES to the position of Chairman of the Board of Directors and the Directors, ALFREDO EGYDIO ARRUDA VILLELA FILHO and ROBERTO EGYDIO SETUBAL as Vice Chairman of the Board of Directors, to complete the current annual term of office, which shall be valid until the installation of the members who shall be appointed on the occasion of the first meeting of the Board of Directors immediately subsequent to the Ordinary General Meeting to take place in 2009.

There being no further matters on the agenda and no members wishing to raise any further matters, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo-SP, February 19, 2009. (signed) Pedro Moreira Salles - Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer